# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 or 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

## FOR MARCH 13, 2002

## TELE LESTE CELULAR PARTICIPAÇÕES S.A.
**(Exact name of Registrant as specified in its charter)**



## TELE LESTE CELLULAR HOLDING COMPANY
**(Translation of Registrant's name into English)**



**Av. Silveira Martins 1036, Cabula**
**41150-000 Salvador, BA, Brazil**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___ NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS


| ITEM | | Sequential Page Number |
|---|---|---|
| 1. | Press Release, *"Tele Leste Celular Participações S.A. Announces the Annual Shareholders Meeting"*, dated March 12, 2002 .............. | 3 |

Telefónica
CELULAR

# TELE LESTE CELULAR PARTIPAÇÕES S.A.

Announces the Annual Shareholders' Meeting

March, 12, 2002. (01 page)

For more information, please contact:

Nílson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-71) 387-7610
Fax: (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

(São Paulo - Brazil), (March 12, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) announces the Annual Shareholders Meeting to be held on April 1, 2002, at 3:00 pm, at the headquarters located on Rua Silveira Martins 1036, módulo 3, 3rd floor, auditorium, Cabula, Salvador, BA, to discuss the following agenda:

1) To examine the accounts presented by the managers, examine, discuss and vote on the corporate financial statements covering the fiscal year ended on December 31, 2001;
2) *To discuss the allocation of the income of fiscal year 2001 and the distribution of dividends;*
3) To approve the company's capital budget for the fiscal year of 2002;
4) To elect the members of the Audit Board;
5) To elect a member of the Board of Directors;
6) To set the annual total remuneration of the managers and the individual remuneration of the company's Audit Board.

**GENERAL INSTRUCTIONS**

A) The powers-of-attorney to be used at the Meeting must be filed with the headquarters, at Rua Silveira Martins 1036, reception desk, Cabula, Salvador, BA, by 3:00 pm, on March 30th, 2002;
B) The shareholders participating in the Custody of Stock Exchange Nominal Shares who wish to participate in this Meeting shall submit to the company's headquarters an abstract of their shareholding position issued by the custody entity 72 (seventy two) hours before the Meeting;
C) Pursuant to the 1st paragraph, article 141, Law 6404/76, as amended by Law 10303/01, and according to CVM Instruction nr. 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998, at least 5% (five percent) interest in the voting capital is required to apply for multiple voting in the election of the members of the Board of Directors.

Salvador, March 12th, 2002
Felix Pablo Ivorra Cano
Chairman, Board of Directors

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TELE LESTE CELULAR PARTICIPAÇÕES S.A.**

Date: March 12, 2002

By ______________________
Name: Charles E. Allen
Title: Investor Relations Director

Tele Leste Celular Participações S.A announces the Annual Shareholders' Meeting.